FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January 2007

Commission File Number: 1-31452

KONAMI CORPORATION

(Translation of registrant’s name into English)

Marunouchi Building

4-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-6330

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	English translation of the Interim Securities Report (Hanki Hokokusho) for the six months ended September 30, 2006 pursuant to the Securities and Exchange Law of Japan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 19, 2007

KONAMI CORPORATION

By:	/s/ Noriaki Yamaguchi
	Name:	Noriaki Yamaguchi
	Title:	Representative Director and CFO

Konami Corporation filed its Interim Securities Report for the six months period ended September 30, 2006 with the Director of the Kanto Local Finance Bureau of the Ministry of Finance of Japan on December 22, 2006. The following is the summary of the Interim Securities Report.

I	Corporate Information

A.	Corporate Overview

1.	Selected Financial Data
2.	Overview of Business
3.	Subsidiaries and Affiliated Companies
4.	Employees

B.	Business

1.	Results of Operations
2.	Production, Orders and Sales
3.	Management Issues
4.	Significant Contracts
5.	Research and Development Activities

C.	Equipment and Facilities

1.	Major Equipment and Facilities
2.	Plans for New Investments in and Disposition of Equipment and Facilities

D.	Information on Reporting Company

1.	Share Information
a.	Total Number of Shares
b.	Stock Acquisition Rights
c.	Common Stock and Additional Paid-in Capital
d.	Major Shareholders
e.	Voting Rights
2.	Share Price
3.	Directors and Corporate Auditors

E.	Financial Statements

1.	Interim Consolidated Financial Statements
2.	Interim Non-consolidated Financial Statements

F.	Reference Materials

II	Information on Guarantors

1. Consolidated Financial Statements

(1) Consolidated Balance Sheets

	Millions of Yen
	September 30, 2005		September 30, 2006		March 31, 2006
		%		%		%
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	¥75,678		¥43,347		¥68,694
Trade notes and accounts receivable, net of allowance for doubtful accounts of ¥463 million, ¥531 million and ¥541 million at September 30, 2005, September 30, 2006 and March 31, 2006, respectively	24,992		27,053		32,294
Inventories	22,988		24,356		20,109
Deferred income taxes, net	12,878		16,755		16,510
Prepaid expenses and other current assets	8,990		8,639		6,720

Total current assets	145,526	47.9	120,150	42.8	144,327	47.7

PROPERTY AND EQUIPMENT, net	52,277	17.2	44,221	15.8	42,452	14.0

INVESTMENTS AND OTHER ASSETS:
Investments in marketable securities	185		531		572
Investments in affiliates	—		6,084		6,050
Identifiable intangible assets	45,944		38,752		38,575
Goodwill	15,471		22,962		22,102
Lease deposits	25,182		26,488		25,277
Other assets	19,436		18,095		20,103
Deferred income taxes, net	—		3,252		3,179

Total investments and other assets	106,218	34.9	116,164	41.4	115,858	38.3

TOTAL ASSETS	¥304,021	100.0	¥280,535	100.0	¥302,637	100.0

See accompanying notes to consolidated financial statements

	Millions of Yen
	September 30, 2005		September 30, 2006		March 31, 2006
		%		%		%
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term borrowings	¥9,990		¥500		¥958
Current portion of long-term debt and capital lease obligations	17,147		22,860		24,492
Trade notes and accounts payable	13,399		19,611		19,357
Accrued income taxes	18,951		2,206		7,487
Accrued expenses	17,358		14,116		16,323
Deferred revenue	5,963		5,318		5,353
Other current liabilities	5,962		5,271		7,254

Total current liabilities	88,770	29.2	69,882	24.9	81,224	26.9
LONG-TERM LIABILITIES:
Long-term debt and capital lease obligations, less current portion	40,717		21,337		35,631
Accrued pension and severance costs	2,614		2,684		2,658
Deferred income taxes, net	15,822		12,605		11,924
Other long-term liabilities	6,559		5,570		5,264

Total long-term liabilities	65,712	21.6	42,196	15.0	55,477	18.3

TOTAL LIABILITIES	154,482	50.8	112,078	39.9	136,701	45.2

MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES	15,598	5.1	2,510	0.9	2,121	0.7

COMMITMENTS AND CONTINGENCIES	—	—	—	—	—	—

STOCKHOLDERS’ EQUITY:
Common stock, no par value-
Authorized 450,000,000 shares; issued 139,531,708 shares at September 30, 2005, 143,555,786 shares at September 30, 2006 and March 31, 2006; outstanding 130,306,075 shares at September 30, 2005, 137,215,841 shares at September 30, 2006 and 137,152,347 shares at March 31, 2006	47,399	15.6	47,399	16.9	47,399	15.7
Additional paid-in capital	70,376	23.1	77,178	27.5	77,110	25.5
Legal reserve	207	0.1	284	0.1	284	0.1
Retained earnings	41,308	13.6	55,167	19.7	53,756	17.7
Accumulated other comprehensive income	2,820	0.9	4,431	1.6	3,957	1.3

Total	162,110	53.3	184,459	65.8	182,506	60.3
Treasury stock, at cost-
9,225,633 shares, 6,339,945 shares and 6,403,439 shares at September 30, 2005, September 30, 2006 and March 31, 2006, respectively	(28,169)	(9.2)	(18,512)	(6.6)	(18,691)	(6.2)

Total stockholders’ equity	133,941	44.1	165,947	59.2	163,815	54.1

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	¥304,021	100.0	¥280,535	100.0	¥302,637	100.0

See accompanying notes to consolidated financial statements

(2) Consolidated Statements of Income

	Millions of Yen
	Six months ended September 30, 2005		Six months ended September 30, 2006		Year ended March 31, 2006
		%		%		%
NET REVENUES:
Product sales revenue	¥74,377		¥79,353		¥186,875
Service revenue	37,493		40,246		75,262

Total net revenues	111,870	100.0	119,599	100.0	262,137	100.0

COSTS AND EXPENSES:
Costs of products sold	44,038		45,547		112,613
Costs of services rendered	36,572		37,797		72,131
Impairment of long-lived assets	—		—		10,533
Impairment of identifiable intangible assets	—		—		9,180
Selling, general and administrative	23,798		26,140		55,199

Total costs and expenses	104,408	93.3	109,484	91.5	259,656	99.1

Operating income	7,462	6.7	10,115	8.5	2,481	0.9

OTHER INCOME (EXPENSES):
Interest income	365		398		716
Interest expense	(531)		(579)		(1,137)
Gain on sale of shares of an affiliated company	6,917		—		6,917
Other, net	122		(50)		(539)

Other income (expenses), net	6,873	6.1	(231)	(0.2)	5,957	2.3

INCOME BEFORE INCOME TAXES, MINORITY INTEREST AND EQUITY IN NET INCOME OF AFFILIATED COMPANIES	14,335	12.8	9,884	8.3	8,438	3.2

INCOME TAXES	7,167	6.4	4,473	3.8	(10,270)	(3.9)

INCOME BEFORE MINORITY INTEREST AND EQUITY IN NET INCOME OF AFFILIATED COMPANIES	7,168	6.4	5,411	4.5	18,708	7.1

MINORITY INTEREST IN INCOME (LOSS) OF CONSOLIDATED SUBSIDIARIES	204	0.2	378	0.3	(4,267)	(1.7)
EQUITY IN NET INCOME OF AFFILIATED COMPANIES	—	—	81	0.1	33	0.0

NET INCOME	¥6,964	6.2	¥5,114	4.3	¥23,008	8.8

See accompanying notes to consolidated financial statements

	Yen
	Six months ended September 30, 2005	Six months ended September 30, 2006	Year ended March 31, 2006
PER SHARE DATA:
Basic net income per share	¥53.45	¥37.28	¥175.86
Diluted net income per share	¥53.44	¥37.27	¥175.80

Weighted-average common shares outstanding	130,300,952	137,164,825	130,835,422
Diluted weighted-average common shares outstanding	130,316,192	137,212,311	130,877,436

Note: Basic net income per share is calculated following the SFAS No. 128 “Earnings per share”

See accompanying notes to consolidated financial statements

(3) Consolidated Statements of Stockholders’ Equity

For the six months ended September 30, 2005

	Millions of Yen
	Common Stock	Additional Paid-in Capital	Legal Reserve	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock, at Cost	Total Stockholders’ Equity
Balance at March 31, 2005	¥47,399	¥46,736	¥—	¥37,776	¥2,217	¥(28,271)	¥105,857
Issuance of common stock for stock exchange		23,583					23,583
Stock-based compensation		57					57
Transfer from Retained Earnings			207	(207)			—
Net income				6,964			6,964
Cash dividends, ¥ 27.0 per share				(3,225)			(3,225)
Foreign currency translation adjustments					759		759
Net unrealized losses on available-for-sale securities					(156)		(156)
Repurchase of treasury stock						(29)	(29)
Use of treasury stock for merger						131	131

Balance at September 30, 2005	¥47,399	¥70,376	¥207	¥41,308	¥2,820	¥(28,169)	¥133,941

For the six months ended September 30, 2006

	Millions of Yen
	Common Stock	Additional Paid-in Capital	Legal Reserve	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock, at Cost	Total Stockholders’ Equity
Balance at March 31, 2006	¥47,399	¥77,110	¥284	¥53,756	¥3,957	¥(18,691)	¥163,815
Reissuance of treasury stock through stock option plan		(86)				231	145
Stock-based compensation		154					154
Net income				5,114			5,114
Cash dividends, ¥ 27.0 per share				(3,703)			(3,703)
Foreign currency translation adjustments					483		483
Net unrealized losses on available-for-sale securities					(25)		(25)
Minimum pension liability adjustment					16		16
Repurchase of treasury stock						(52)	(52)

Balance at September 30, 2006	¥47,399	¥77,178	¥284	¥55,167	¥4,431	¥(18,512)	¥165,947

See accompanying notes to consolidated financial statements

For the year ended March 31, 2006

	Millions of Yen
	Common Stock	Additional Paid-in Capital	Legal Reserve	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock, at Cost	Total Stockholders’ Equity
Balance at March 31, 2005	¥47,399	¥46,736	¥—	¥37,776	¥2,217	¥(28,271)	¥105,857
Net income				23,008			23,008
Foreign currency translation adjustments					1,888		1,888
Net unrealized losses on available-for-sale securities					(132)		(132)
Minimum pension liability adjustment					(16)		(16)
Issuance of common stock for stock exchange		33,095					33,095
Reissuance of treasury stock for stock exchange		(2,818)				9,612	6,794
Stock-based compensation		97				39	136
Transfer from Retained Earnings			284	(284)
Cash dividends, ¥54.0 per share				(6,744)			(6,744)
Purchase of treasury stock						(71)	(71)

Balance at March 31, 2006	¥47,399	¥77,110	¥284	¥53,756	¥3,957	¥(18,691)	¥163,815

	Millions of Yen
	Six months ended September 30, 2005	Six months ended September 30, 2006	Year ended March 31, 2006
Comprehensive income
Net income	¥6,964	¥5,114	¥23,008
Accumulated other comprehensive income, tax allocation adjusted	603	474	1,740

Net comprehensive income	¥7,567	¥5,588	¥24,748

See accompanying notes to consolidated financial statements

(4) Consolidated Statements of Cash Flows

	Millions of Yen
	Six months ended September 30, 2005	Six months ended September 30, 2006	Year ended March 31, 2006
Cash flows from operating activities:
Net income	¥6,964	¥5,114	¥23,008
Adjustments to reconcile net income to net cash provided by operating activities -
Depreciation and amortization	4,484	4,902	13,782
Provision for doubtful receivables	105	(18)	(10)
Impairment of long-lived assets	—	—	10,533
Impairment of identifiable intangible assets	—	—	9,180
Loss (gain) on sale or disposal of property and equipment, net	(484)	76	645
Gain on sale of marketable securities	—	—	(173)
Gain on sale of shares of an affiliated company	(6,917)	—	(6,917)
Equity in net income of an affiliated company	—	(81)	(33)
Minority interest	204	378	(4,267)
Deferred income taxes	5,258	501	(5,485)
Change in assets and liabilities, net of business acquired:
Decrease in trade notes and accounts receivable	10,559	6,556	3,369
Increase in inventories	(4,793)	(4,119)	(635)
Increase (decrease) in trade notes and accounts payable	(2,902)	(353)	2,945
Decrease in accrued income taxes	(9,384)	(5,265)	(20,772)
Decrease in accrued expenses	(1,560)	(1,923)	(3,043)
Increase (decrease) in deferred revenue	567	(34)	(43)
Other, net	211	(1,913)	1,795

Net cash provided by operating activities	2,312	3,821	23,879
Cash flows from investing activities:
Proceeds from sales of shares of affiliates	11,016	—	11,016
Capital expenditures	(5,784)	(5,141)	(14,513)
Proceeds from sales of property and equipment	2,484	25	2,455
Proceeds from sales of investments in marketable securities	—	—	245
Acquisition of new subsidiaries, net of cash acquired	1,433	(227)	1,433
Purchase of investments in subsidiaries	(695)	—	(6,688)
Increase in lease deposits, net	(833)	(768)	(697)
Expenditure on acquisition of operation	—	(1,061)	—
Other, net	(451)	(58)	(517)

Net cash provided by (used in) investing activities	7,170	(7,230)	(7,266)
Cash flows from financing activities:
Net decrease in short-term borrowings	(3,632)	(452)	(12,551)
Repayments of long-term debt	(619)	(1,696)	(1,099)
Principal payments under capital lease obligations	(1,210)	(1,541)	(2,526)
Redemption of bonds	(15,000)	(15,000)	(15,000)
Dividends paid	(3,369)	(3,714)	(7,025)
Purchases of treasury stock by parent company	(29)	(52)	(71)
Other, net	(40)	125	(58)

Net cash used in financing activities	(23,899)	(22,330)	(38,330)
Effect of exchange rate changes on cash and cash equivalents	512	392	828
Net decrease in cash and cash equivalents	(13,905)	(25,347)	(20,889)
Cash and cash equivalents, beginning of the period	89,583	68,694	89,583

Cash and cash equivalents, end of the period	¥75,678	¥43,347	¥68,694

See accompanying notes to consolidated financial statements

Notes to Consolidated Financial Statements

1. Basis of Presentation

Pursuant to section 87 of “Regulation Concerning the Terminology, Forms and Preparation Methods of Consolidated Semi-annual Financial Statements” (Ministry of Finance Ordinance No. 24, 1999), the accompanying semi-annual consolidated financial statements for the six months ended September 30, 2005 and 2006 of Konami Corporation (the “Company”) and its subsidiaries (collectively “Konami”) have been prepared in accordance with United States generally accepted accounting principles (“U.S.GAAP”). Konami became publicly traded on the New York Stock Exchange in September 2002, and prepares its consolidated financial statements pursuant to the terminology, forms and preparation methods required in order to issue American Depositary Shares, which are registered with the Securities and Exchange Commission of the United States of America.

2. Business and Organization

The Company was founded in 1969 and was incorporated under the laws of Japan in March 1973. Konami engages in production and sale of video game software for home video game systems, game machines for installation in amusement arcades and other entertainment venues and other amusement-related products, and operation of health and fitness club facilities. The principal markets for Konami’s products are Japan, North America, Europe, Asia and Australia while all of its health and fitness club facility operation is in Japan.

Substantially all of Konami’s revenues from video game software have historically been derived from sales of software for use on proprietary game platforms developed and manufactured by other manufacturers. Konami may only publish its games for use on the manufacturers’ game platforms if it receives a platform license from them, which is generally for an initial term of several years and may be extended for additional one-year terms. If Konami cannot obtain licenses to develop video game software from manufacturers of popular game platforms or if any of its existing license agreements are terminated, it will not be able to release software for those platforms, which may have a negative impact on its results of operations and profitability. To date, Konami has successfully obtained extensions or new agreements with the platform manufacturers each time it has attempted to do so. These licenses include other provisions such as approval rights by the manufacturers of all products and related promotional materials which could have an effect on Konami’s costs and the timing of release of new game titles.

In the United States, Canada and Australia, the manufacture and distribution of Konami’s gaming machines are subject to numerous federal, state and local regulations. In addition, Konami may be subject to regulation as a gaming operator if it enters into lease participation agreements under which it shares in the revenues generated by gaming machines. These regulations are constantly changing and evolving, and may curtail gaming in various jurisdictions in the future, which would decrease the number of jurisdictions from which Konami can generate revenues. Konami and its key personnel are subject to an extensive investigation before each jurisdictional gaming license is issued. Also, Konami’s gaming machines are subjected to independent testing and evaluation prior to approval from each jurisdiction. Generally, regulatory authorities have broad discretion when granting, renewing or revoking these game approvals and licenses.

3. Summary of Significant Accounting Policies

(a) Consolidation Policy

The accompanying consolidated financial statements include the accounts of the Company and all of its majority-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

(b) Cash and Cash Equivalents

Cash and cash equivalents include all highly liquid investments with an initial maturity of three months or less.

(c) Marketable Securities

Konami classifies its debt and marketable equity securities into one of the three categories: trading, available-for-sale, or held-to-maturity securities. Trading securities are bought and held primarily for the purpose of selling them in the near term. Held-to-maturity securities are those securities in which Konami has the ability and intent to hold them until maturity. All securities not included in trading or held-to-maturity categories are classified as available-for-sale. Trading and available-for-sale securities whose fair values are readily determinable are recorded at fair value. Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized gains and losses on trading securities are included in earnings. Unrealized gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of accumulated other comprehensive income until realized. Realized gains and losses from sale of available-for-sale securities are determined based on the average cost method. A decline in the market value of any available-for-sale security below cost that is deemed to be other than temporary, results in a reduction in carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established. Dividend income is recognized when received. As of September 30, 2005 and 2006 and March 31, 2006, all equity securities held by Konami are classified as available-for-sale.

On a continuous basis, but no less frequently than at the end of each semi-annual period, Konami evaluates the cost basis of an available-for-sale security for possible other-than-temporary impairment. Factors considered in assessing whether an indication of other-than-temporary impairment exists include: the degree of change in ratio of market prices per share to book value per share at date of evaluation compared to that at date of acquisition, the financial condition and prospects of each investee company, industry conditions in which the investee company operates, the fair value of an available-for-sale security relative to the cost basis of the investment, the period of time the fair value of an available-for-sale security has been below the cost basis of the investment and other relevant factors.

Konami evaluates the cost basis of a held-to-maturity debt security for possible other-than-temporary impairment by taking into consideration the financial condition, business prospects and credit worthiness of the issuer. The published credit ratings of investee companies that are “BB” or lower are considered an indication of other-than-temporary impairment.

Impairment to be recognized is measured based on the amount by which the carrying amount of the investment exceeds the fair value of the investment. Fair value is determined based on quoted market prices, projected discounted cash flows or other valuation techniques as appropriate.

(d) Investments in Affiliates

For those investments in affiliates in which the Company has the ability to exercise significant influence over the affiliate’s operations (generally when its voting interest is between 20% and 50%), the equity-method of accounting is used. Under this method, the investment is initially recorded at cost and is adjusted to recognize the Company’s share of the net earnings or losses of the affiliates. All significant intercompany profits from these affiliates have been eliminated.

Investments in non-marketable equity securities in which the Company’s ownership is less than 20% are carried at cost. On a continuous basis, but no less frequently than at the end of each semi-annual period, the Company evaluates the carrying amount of its ownership interests in investee companies for possible impairment. Factors considered in assessing whether an indication of other-than-temporary impairment exists include the achievement of business plan objectives and milestones including cash flow projections and the results of planned financing activities, the financial condition and prospects of each investee company, the fair value of the ownership interest relative to the carrying amount of the investment, the period of time the fair value of the ownership interest has been below the carrying amount of the investment and other relevant factors. Impairment to be recognized is measured based on the amount by which the carrying amount of the investment exceeds the fair value of the investment. Fair value is determined based on quoted market prices, projected discounted cash flows or other valuation techniques as appropriate. A decline in the value of a non-marketable equity security below cost that is deemed to be other-than-temporary results in a reduction in carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established.

(e) Inventories

Inventories, consisting of merchandise for resale, finished products, work-in-process, raw materials and supplies, are stated at the lower of cost or market. Cost is determined by the first-in, first-out method for merchandise, by the specific identification method for software products, and by the average method for others.

(f) Property and Equipment

Property and equipment are carried at cost. Depreciation is computed on the declining-balance method using estimated useful lives ranging from 10 to 50 years for buildings and structures and from 2 to 20 years for tools, furniture and fixtures. Equipment under capital leases is stated at the lower of the present value of minimum lease payments or the fair value of the leased equipment at the inception of the lease and is amortized on a straight-line basis over either the lease term or estimated useful life of the asset, which ranged from 3 to 8 years.

Ordinary maintenance and repairs are expensed as incurred. Major replacements and improvements are capitalized. When properties are retired or otherwise disposed of, the property and related accumulated depreciation accounts are relieved of the applicable amounts and any differences are included in operating income or expenses.

Konami accounts for asset retirement obligations in accordance with the Statements of Financial Accounting Standards (“SFAS”) No. 143, “Accounting for Asset Retirement Obligations”. SFAS No. 143 requires that legal obligations associated with the retirement of tangible long-lived assets be recorded as a liability and measured at fair value when those obligations are incurred if an estimate of fair value is possible. When a company initially recognizes a liability for an asset retirement obligation, it must capitalize the cost by recognizing an increase in the carrying amount of the related long-lived asset.

In March 2005, the FASB issued FASB Interpretation (“FIN”) No. 47, “Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143 “ which requires conditional asset retirement obligations to be recognized if a legal obligation exists to perform asset retirement activities and a reasonable estimate of the fair value of the obligation can be made. FIN No. 47 also provides guidance as to when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. Konami adopted the provisions of FIN No. 47 on April 1, 2005.

(g) Software for Internal Use

Under the provisions of Statement of Position (“SOP”) 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use,” Konami has capitalized costs associated with software systems for internal use, that have reached the application stage and meet recoverability tests as capitalized computer software in the accompanying consolidated balance sheets. Such capitalized costs primarily include external direct costs utilized in developing or obtaining the applications. Capitalization of such costs ceases at the point in which the project is substantially complete and ready for its intended use, and the costs capitalized are amortized on a straight-line basis over the estimated useful life of each application, ranging from 2 to 5 years. Konami expenses costs incurred during the preliminary project stage which include costs for making strategic decisions about the project, and determining performance and system requirements. Konami also expenses costs incurred for internal-use software in the post-implementation stage such as training and maintenance costs.

(h) Business Combination

Konami has used the purchase method of accounting for its acquisitions and, accordingly, has allocated the purchase price based on the estimated fair value of net assets of the acquired companies in accordance with SFAS No. 141 “Business combinations”. The excess purchase price over the fair value of net assets acquired is recorded as goodwill.

(i) Goodwill and Other Intangible Assets

Goodwill represents the difference between the cost of acquired companies and amounts allocated to the estimated fair value of their net assets. Identifiable intangible assets represent intangible assets related to trademarks, membership lists, gaming licenses, existing technology, customer relationships and franchise and other contracts acquired in connection with acquisitions of subsidiaries.

Konami performs an assessment of goodwill for impairment at least annually, and more frequently if an indicator of impairment has occurred, using a two-step process under SFAS No. 142, “Goodwill and Other Intangible Assets”. The first step requires identification of reporting units and determination of the fair value for each individual reporting unit. Konami has determined its reporting units to be the same as its reportable segments. The fair value of each reporting unit is then compared to the reporting unit’s carrying amount including assigned goodwill. To the extent a reporting unit’s carrying amount exceeds its fair value; the second step of the impairment test is performed by comparing the implied fair value of the reporting unit’s goodwill to its carrying amount. If the implied fair value of a reporting unit’s goodwill is less than its carrying amount, an impairment loss is recorded.

Intangible assets determined to have an indefinite useful life have been also tested for impairment based on fair value under SFAS No. 142. Konami reassesses such determination periodically for each asset based on the factors prescribed in SFAS No. 142.

Intangible assets with finite useful lives have been amortized over their estimated useful lives. Konami assesses the recoverability of these intangible assets according to SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”.

In the fourth quarter of the fiscal year ended March 31, 2006, Konami performed an annual assessment of goodwill and other intangible assets with an indefinite life for impairment under SFAS No. 142 and recorded an aggregate non-cash impairment charge of ¥9,180 million. See Note 9 for a description of impairment charges recorded for intangible assets for the year ended March 31, 2006.

(j) Impairment or Disposal of Long-Lived Assets

Konami’s long-lived assets are reviewed for impairment under SFAS No. 144 whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Factors Konami considers important which could trigger an impairment review include: significant underperformance relative to expected historical or projected future operating results; significant changes in the manner of the use of the acquired assets or the strategy for overall business; significant negative industry or economic trends; significant decline in the stock price of the acquired entity for a sustained period; and market capitalization of the acquired entity relative to its net book value.

When it is determined that the carrying amount of assets to be held and used may not be recoverable based upon the existence of one or more of these indicators of impairment, recoverability is measured by a comparison of the carrying amount of an asset to future net cash flows (undiscounted and without interest charges) expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the estimated fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. Impairment charges to reduce the carrying value of long-lived assets are presented in the accompanying consolidated statements of income as a separate line item within operating costs and expenses. See Note 8 for a description of impairment charges recorded for long-lived assets for the year ended March 31, 2006.

(k) Derivative Financial Instruments

From time to time, Konami uses certain derivative financial instruments to manage its foreign currency risks. Konami may enter into forward contracts to reduce its exposure to short-term (generally no more than one year) movements in exchange rates applicable to firm funding commitments that are denominated in currencies other than the Japanese yen.

Konami accounts for its derivative financial instruments in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended. SFAS No. 133, as amended, requires that all derivative instruments be reported on the balance sheet as either assets or liabilities measured at fair value. For derivative instruments designated and effective as fair value hedges, changes in the fair value of the derivative instrument and of the hedged item attributable to the hedged risk are recognized in earnings. For derivative instruments designated as cash flow hedges, the effective portion of any hedge is reported in accumulated other comprehensive income until it is recognized in earnings in the same period in which the hedged item affects earnings. Any amounts excluded from the assessment of hedge effectiveness as well as the ineffective portion of all hedges are reported in current earnings each period. Changes in fair value of derivative instruments that are not designated as a hedge are recorded each period in current earnings. If a derivative instrument is not designated as a hedge, the gain or loss is recognized in earnings in the period of change. To date, Konami has not designated any derivative instrument as a hedge.

(l) Income Taxes

Konami accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes.” Under SFAS No. 109, deferred income taxes are recognized by the asset and liability method for the estimated future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards, using enacted tax rates in effect for the years in which those temporary differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date.

(m) Revenue Recognition

Konami derives revenue from primarily three sources: (i) product revenue, which includes packaged game software and other products, game machines and related equipment and components, (ii) membership fee revenue from health and fitness club members and (iii) sales and subscription fee revenue from mobile game contents.

Konami’s revenue recognition criteria are as follows:

Persuasive Evidence of an Arrangement.

For product sales, it is Konami’s customary practice to have a written contract, which is signed by both the customer and Konami, or a purchase order or amendment to the written contract from those customers that have previously negotiated a standard purchase agreement.

For Konami’s health and fitness clubs, members are required to sign a standard monthly membership agreement upon admission, which is automatically renewed unless the member provides advance notice of his or her intention to cancel prior to the tenth day of the month at the end of which the membership will terminate.

For mobile game contents, Konami enters into distribution agreements with mobile phone carriers for the sale or subscription of mobile game contents by the carriers to their subscribers. Konami recognizes as revenues the net amount the mobile phone carrier pays to Konami upon the sale of Konami’s game contents, net of any service or other fees earned and deducted by the carrier.

Delivery Has Occurred.

Packaged game software and other products are physically delivered to customers. Also, Konami’s game machines and related equipment are physically delivered to customers as a fully-assembled, ready to be installed unit. Accordingly, Konami recognizes revenue from product sales upon delivery and acceptance since title and risk of loss transfer to the customer based on freight on board (“FOB”) destination. Generally, Konami does not permit exchanges or accept returns of unsold merchandise except in the case of obvious defects. In certain limited circumstances Konami may allow returns, for which Konami estimates the related allowances based upon management’s evaluation of historical experience, the nature of the software titles and other factors. These estimates are deducted from gross sales.

Revenue from health and fitness club membership is derived primarily from monthly membership fees from club members. Revenue for those fees is recognized as monthly charges are generally made to the members’ accounts in advance, at the end of each month, with respect to the following month’s membership. This policy requires Konami to defer the applicable membership fee revenue for one month.

Revenue from mobile game contents is derived from monthly subscription fees. Under the distribution agreements, the mobile phone carriers are responsible for billing, collection and remittance of those subscription fees to Konami. The carriers generally report the final sales data to Konami within 60 days following the end of each month. When final sales data is not available in a timely manner for reporting purposes, Konami estimates its revenues based on available sales data, which is then adjusted to actual revenues in the following reporting period once the actual amounts are determined.

The Price is Fixed or Determinable.

The price customers pay for Konami’s products is negotiated at the outset of an arrangement, and is generally determined by the specific volume of product to be delivered. Therefore, the prices are considered to be fixed or determinable at the start of the arrangement. Konami’s membership fee for health and fitness clubs is fixed at the time of admission of the member. Also, monthly subscription fees for mobile game contents are based on a fixed rate per end customer subscriber.

Collection is Probable.

Probability of collection is assessed on a customer-by-customer basis. Konami typically sells to customers with whom Konami has a history of successful collection. New customers are subjected to a credit review process that evaluates the customers’ financial position and ultimately their ability to pay. For Konami’s health and fitness clubs, the collectibility of membership fees is assured as it generally charges members’ accounts one-month in advance.

Also, for mobile game contents, the collectibility of subscription fees is assured by the distribution agreements with the mobile phone carriers.

(n) Software Development Costs

Research and development expenses are charged to income as incurred. Research and development expenses included in selling, general and administrative expenses amounted to ¥1,335 million, ¥868 million and ¥2,446 million for the six months ended September 30, 2005 and 2006 and the year ended March 31, 2006, respectively, in the accompanying consolidated statements of income.

SFAS No. 86, “Accounting for the Cost of Computer Software to be Sold, Leased, or Otherwise Marketed”, provides for the capitalization of certain software development costs incurred after technological feasibility is established or for development costs that have alternative future uses. Under Konami’s current practice of developing new game software products, technological feasibility is not established until substantially all development activities are complete, which generally include the development of a working template and the related tools. For game products where a proven game engine technology exists and other criteria supporting the technological feasibility of the game title in development have been met, which include coding and testing of unique or unproven functions and features, Konami capitalizes these costs and begins to expense them upon release of the product through cost of revenues or write off when they are deemed unrecoverable.

(o) Royalties and License Fees

Konami pays royalties and license fees to professional sports organizations and certain other third parties for use of their trade names. Minimum portions of such royalties and license fees paid up-front are recorded as prepaid royalties and are expensed to cost of products sold over the contractual terms ranging primarily from 4 to 12 months. Variable portions of such royalties and license fees, which are generally determined based on the number of copies shipped at the predetermined royalty rates, are expensed to cost of products sold based on actual shipment. Management periodically evaluates the future realizability of prepaid royalties and charges to income any amounts deemed unlikely to be realized. Prepaid royalties amounted to ¥117 million, ¥1,461 million and ¥454 million at September 30, 2005 and 2006 and March 31, 2006, respectively, and were included in prepaid expenses and other current assets in the accompanying consolidated balance sheets.

(p) Advertising Expenses

Advertising expenses are charged to earnings as incurred and are included in Selling, general and administrative expenses in the accompanying consolidated statements of income. Advertising expenses amounted to ¥4,907 million, ¥4,144 million and ¥10,836 million for the six months ended September 30, 2005 and 2006 and the year ended March 31, 2006, respectively.

(q) Stock-based Compensation

Konami accounted for its stock-based compensation plan to directors and employees using the intrinsic value based method prescribed by APB Opinion No. 25, “Accounting for Stock Issued to Employees” and FIN No. 44, “Accounting for Certain Transactions Involving Stock Compensation an Interpretation of APB Opinion No. 25”. Konami has adopted SFAS No.123R, “Share-Based Payment”, an amendment of SFAS 123 “Accounting for Stock-Based Compensation” beginning from the six months ended September 30, 2006, which requires recording of expense for stock-based compensation to employees using the fair value based method. Konami has adopted the modified prospective transition method prescribed by SFAS No. 123R, under which the post-vesting share-based compensation awards are recognized according to the period in which employees are required to provide service, beginning from the adoption date.

The adoption of SFAS No.123R, resulted in a decrease in net income of ¥145 million for the six months ended September 30, 2006, compared to accounting under APB Opinion No. 25. The impact on basic net income per share and diluted net income per share recorded a decrease of ¥1.06 each.

Had Konami determined compensation expense based on the fair value at the grant date for rights of stock-based compensation plans under SFAS No. 123, Konami’s net income and net income per share would have been adjusted to the pro forma amounts indicated below;

	Six months ended September 30, 2005	Year ended March 31, 2006
	Millions of Yen
Reported net income	¥6,964	¥23,008
Add back: stock-based compensation expense under intrinsic-value-based method, net of tax	59	97
Deduct: stock-based compensation expense under fair-value-based method, net of tax	(308)	(539)

Pro forma net income	¥6,715	¥22,566

	Yen
Per share data:
Reported net income per share, basic	¥53.45	¥175.86
Reported net income per share, diluted	53.44	175.80
Add back: stock-based compensation expense under intrinsic-value-based method, net of tax	0.45	0.74
Deduct: stock-based compensation expense under fair-value-based method, net of tax	(2.36)	(4.12)
Pro forma net income per share, basic	51.54	172.48
Pro forma net income per share, diluted	¥51.53	¥172.42

(r) Comprehensive Income

SFAS No. 130, “Reporting Comprehensive Income,” requires classification of other comprehensive income in the consolidated financial statement and display of other comprehensive income separately from retained earnings and additional paid-in capital. Other comprehensive income includes primarily foreign currency translation adjustments, unrealized gains (losses) from marketable securities considered available-for-sale and adjustment for minimum pension liability as well as the income tax effects thereof.

(s) Translation of Foreign Currencies

Transactions denominated in foreign currencies are recorded using the exchange rates in effect as of the transaction dates. The related foreign currency asset and liability balances are translated based on exchange rates prevailing at each balance sheet date with the resulting gain or loss charged to income.

Assets and liabilities of a foreign subsidiary where the functional currency is other than Japanese yen are translated into Japanese yen at the exchange rates in effect at the balance sheet date. Revenue and expense accounts are translated at average exchange rates during the current year. The resulting translation adjustments are included in accumulated other comprehensive income.

(t) Net Income Per Share

Net income per share is presented in accordance with the provisions of SFAS No. 128, “Earnings Per Share.” Under SFAS No. 128, basic net income per share excludes dilution for potential common stock and is computed by dividing consolidated net income (loss) by the weighted-average number of common shares outstanding. Diluted net income per share reflects the effect of potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. Diluted net income per share is calculated by dividing net income by the sum of the weighted-average number of shares plus additional shares that would be outstanding if potential dilutive shares had been issued.

(u) Use of Estimates

Preparation of these consolidated financial statements requires management of Konami to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of financial statements, and the reported amounts of revenue and expenses during the reporting periods. There can be no assurance that actual results will not differ from those estimates.

Konami has identified four areas where it believes assumptions and estimates are particularly critical to the consolidated financial statements. These are revenue recognition, accounting for software development costs, impairment on long-lived and intangible assets, and realizability of deferred tax assets.

(v) Recent Accounting Pronouncements

In June 2006, the FASB issued FIN No. 48 “Accounting for Uncertainty in Income Taxes” an interpretation of FASB Statement No. 109. FIN No. 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN No. 48 is effective for fiscal years beginning after December 16, 2006. The effect on adopting FIN No.48 on Konami’s financial statement is not determined for the present.

In September 2006, the FASB issued SFAS No. 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” an amendment of FASB Statements No. 87, 88, 106, and 132R. SFAS No. 158 requires an employer to recognize the funded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and the measurement date of plan assets and benefit obligations. This Statement is effective for fiscal years ending after December 16, 2006. The effect on adopting SFAS No. 158 on Konami’s financial statement is not determined for the present.

4. Merger and Acquisition

On May 31, 2006, the Company acquired all outstanding shares of COMBI WELLNESS Corporation (“Combi Wellness”) to expand the lineup of healthcare equipment of its Health & Fitness Segment. Combi Wellness became the Company’s consolidated subsidiary and operating results are included in the Company’s consolidated financial statements from the date of acquisition.

The following table reflects the April 27, 2005, condensed balance sheet of Combi Wellness, as adjusted to give effect to the preliminary purchase method accounting adjustments:

Millions of Yen
Current assets	¥1,063
Property and equipment	8
Goodwill	533
Other assets	30

Total assets acquired	1,634

Current liabilities	1,034

Total liabilities assumed	1,034

Net assets acquired	¥600

The entire goodwill resulted from the acquisition of Combi Wellness is allocated to Konami’s Health & Fitness segment. The results shown above are based on analysis and appraisal which are preliminary for the present, whereas Konami does not expect the final results to significantly differ from the amounts shown above.

On July 5, 2006, the Company’s consolidated subsidiary, Konami Digital Entertainment, Inc. (“KDE-US”) entered into an asset purchase agreement with Blue Label Interactive, Inc. (“Blue Label”) and acquired primary assets of Blue Label to expand Digital Entertainment segment business in North America. Konami has recorded ¥548 million and ¥513 million for goodwill and identifiable intangible assets, respectively, as a result of this acquisition.

The entire goodwill resulted from the acquisition of primary assets of Blue Label is allocated to Konami’s Digital Entertainment segment. The results shown above are based on analysis and appraisal which are preliminary for the present, whereas Konami does not expect the final results to significantly differ from the amounts shown above.

On December 16, 2004, the Company entered into a plan of merger agreement with three of its consolidated subsidiaries, Konami Computer Entertainment Studios, Inc. (“Konami STUDIO”), Konami Computer Entertainment Tokyo, Inc. (“Konami TYO”), and Konami Computer Entertainment Japan, Inc., (“Konami JPN”). Under the terms of the agreement, 0.42, 1.00, and 0.81 of one share of the Company’s common stock was exchanged for each common share of Konami STUDIO, Konami TYO and Konami JPN, respectively. The merger ratios were determined based on the independent valuations. The Company consummated the mergers on April 1, 2005, by issuing 10,794,142 new common shares to minority shareholders of those merged companies.

Konami accounted for the acquisitions of additional equity interests in the merged companies as a step-acquisition and, accordingly, the total purchase price of ¥24,373 million, consisted of the fair value of new common shares issued to minority shareholders of the merged companies and the direct cost of the acquisition, has been allocated based on the estimated fair value of assets and liabilities of Konami STUDIO, Konami TYO and Konami JPN. The excess of the purchase price over the estimated fair value of the net assets acquired of ¥13,348 million has been recorded as goodwill in the accompanying consolidated balance sheets. Goodwill arising from these acquisitions has all been allocated to the Digital Entertainment segment of Konami. In connection with the purchase price allocation, Konami identified in-process research and development (“IP R&D”) which included the value of products in the development stage that were not considered to have reached technological feasibility or to have alternative future use. Accordingly, IP R&D of ¥225 million was charged to R&D expense in the consolidated statements of income upon consummation of the acquisition.

On April 27, 2005, the Company acquired an additional 3,000,000 shares of HUDSON SOFT CO., LTD. (“Hudson”), an equity-method affiliate, by acquiring newly issued shares for total consideration of ¥1,434 million. Accordingly, the Company’s equity ownership interest in Hudson increased from 45.47% to 53.99% and, as a result, Hudson became a consolidated subsidiary. Financial results of Hudson have been included in the consolidated financial statements from the acquisition date.

The following table reflects the April 27, 2005, condensed balance sheet of Hudson, as adjusted to give effect to the purchase method accounting adjustments:

Million of Yen
Current assets	¥8,309
Property and equipment	1,130
Goodwill	1,266
Other assets	477
In-process research & development	42

Total assets acquired	11,224

Current liabilities	7,455
Long-term liabilities	500

Total liabilities assumed	7,955

Minority interest	924

Net assets acquired	¥2,345

Goodwill related to acquisition of Hudson shares is allocated to the Digital Entertainment segment of Konami. In connection with the purchase price allocation, IP R&D of ¥42 million was charged to R&D expense in the consolidated statements of income upon consummation of the acquisition.

On November 7, 2005, the Company, Konami Sports Corporation (a consolidated subsidiary, “KSP”), and Konami Sports Life Corporation (a wholly owned subsidiary, “KSL”) entered into a basic agreement for a merger between KSP and KSL with KSP as the surviving entity, and a share exchange between KSP and the Company so that KSP become a wholly owned subsidiary of the Company. A public announcement of the terms of the share exchange was made on that day. The plan of merger and share exchange was approved in the shareholders’ meeting held on January 26, 2006. KSL and KSP merger was closed on February 28, 2006, and the share exchange between the Company and KSP was executed on March 1, 2006. KSP and KSL merger was made via share exchange with the exchange ratio of 1.00 to 3.99 which was determined based on an independent valuation. The Company and KSP share exchange was made with the exchange ratio of 1.00 to 0.79 which was determined based on an independent valuation. A total of 9,898,911 shares of the Company’s common stock, including 4,024,078 newly issued shares and 5,874,833 shares held as treasury stock, were issued to the minority shareholders of KSP in the share exchange. Upon completion of the merger, KSP changed its trade name to Konami Sports & Life Co., Ltd.

Konami accounted for the acquisition of additional equity interests in KSP as a step-acquisition and, accordingly, the total purchase price of ¥16,194 million, consisted of the fair value of common shares issued to minority shareholders of KSP and the direct cost of the acquisition, has been allocated using the preliminary estimates of fair value of assets and liabilities of KSP based on the valuation by third parties which is in process. The excess purchase price over the estimated fair value of the net assets acquired of ¥6,596 million has been recorded as goodwill in the accompanying consolidated balance sheets. Goodwill arising from the acquisition of additional equity interest in KSP has all been allocated to the Health & Fitness segment of Konami. The identifiable intangible asset of KSP recognized in connection with the step acquisition included ¥12,542 million for trademarks, ¥727 million for membership list and ¥1,557 million for franchise and other contracts.

5. Investments in Affiliates

The carrying amount of investments in affiliates as of September 30, 2006 and March 31, 2006 was ¥6,084 million and ¥6,050 million, respectively, and includes ¥4,291 million of the excess cost of investments over the Company’s equity in net assets of the affiliates (“equity-method goodwill”). (Before valuation of intangible assets, ¥5,040 million was recognized as of March 31, 2006.) The aggregated market value of the listed equity method affiliates as of September 30, 2006 and March 31, 2006 are ¥4,815 million and ¥6,598 million, respectively.

At September 30, 2006 and March 31, 2006, Konami held investments in the equity method affiliates as follows. There were no investments in the equity method affiliates at September 30, 2005.

	Description of business	Acquisition Date	Ownership%
RESORT SOLUTION CO., LTD	Management of resort facilities	March 2006	20.0%

Condensed combined financial information of the Company’s unconsolidated affiliates at September 30, 2005 and 2006 and March 31, 2006 and for the six months ended September 30, 2005 and 2006 and the year ended March 31, 2006 are as follows:

	Millions of Yen
	September 30, 2005	September 30, 2006	March 31, 2006
Combined Financial Position:
Property and equipment, net	¥—	¥15,812	¥15,541
Other assets, net	—	14,584	14,767

Total assets	—	30,396	30,308
Debt	—	1,528	1,585
Other liabilities	—	22,261	23,675
Minority interest	—	12	10
Stockholders’ equity	—	6,595	5,038

Total liabilities and equity	¥—	¥30,396	¥30,308

	Millions of Yen
	Six months ended September 30, 2005	Six months ended September 30, 2006	Year ended March 31, 2006
Combined Operations:
Sales	¥—	¥13,176	¥24,783
Cost of revenues	—	6,300	12,977
Selling, general and administrative expenses	—	5,971	10,512

Operating income	—	905	1,294
Interest expense, net	—	(30)	(56)
Other, net	—	(311)	(91)

Net income	¥—	¥564	¥1,147

The Company’s share of undistributed earnings of affiliated companies included in consolidated retained earnings was earnings of ¥91 million and ¥57 million as of September 30, 2006 and March 31, 2006. There are no undistributed earnings of affiliated companies as of September 30, 2005.

6. Inventories

Inventories at September 30, 2005 and 2006, and March 31, 2006 consisted of the following:

	Millions of Yen
	September 30, 2005	September 30, 2006	March 31, 2006
Finished products	¥9,505	¥8,091	¥7,321
Work in process	10,887	12,963	8,938
Raw materials and supplies	2,596	3,302	3,850

Total	¥22,988	¥24,356	¥20,109

7. Investment in Marketable Securities

Investment in Marketable Securities at September 30, 2005 and 2006 and March 31, 2006 consisted of the following:

	Millions of Yen
	September 30, 2005
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Marketable equity securities	¥76	¥109	¥—	¥185

Total	¥76	¥109	¥—	¥185

	Millions of Yen
	September 30, 2006
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Marketable equity securities	¥460	¥71	¥—	¥531

Total	¥460	¥71	¥—	¥531

	Millions of Yen
	March 31, 2006
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Marketable equity securities	¥460	¥112	¥—	¥572

Total	¥460	¥112	¥—	¥572

8. Property and Equipment

Property and equipment at September 30, 2005 and 2006 and March 31, 2006 consisted of the following:

	Millions of Yen
	September 30, 2005	September 30, 2006	March 31, 2006
Property and equipment, at cost:
Land	¥10,409	¥10,278	¥10,362
Buildings and structures	64,962	45,925	44,169
Tools, furniture and fixtures	28,512	23,755	21,922
Construction in progress	27	1,629	1,244

Total	103,910	81,587	77,697
Less-Accumulated depreciation and amortization	(51,633)	(37,366)	(35,245)

Net property and equipment	¥52,277	¥44,221	¥42,452

Depreciation and amortization expense for the six months ended September 30, 2005 and 2006, and the year ended March 31, 2006 amounted to ¥3,269 million, ¥2,975 million and ¥9,209 million, respectively.

In accordance with SFAS No. 144, all long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In the prior years, Konami performed such reviews for its Health & Fitness operations based on certain grouping of clubs in the same geographic area where interdependencies of club operations existed such as sharing of costs and expenses. However, in fiscal 2006, in connection with changes in management of KSP and in its operating structure of clubs, which eliminated interdependencies among clubs, Konami reassessed its asset grouping for Health & Fitness operations and changed to an individual club operation level which is considered to be the lowest level at which identifiable cash flows are largely independent of the cash flows of other assets under the new operating structure. The carrying amount of the club assets is compared to the expected undiscounted future cash flows to be generated by those assets over the estimated remaining useful life of the club. Cash flows are projected for each club based on historical results and expectations. In cases where the expected future cash flows are less than the carrying amount of the assets, those clubs are considered impaired and the assets are written down to fair value. For purposes of estimating fair value, Konami has utilized the third-party appraisals, which were based on the projected future cash flows of the impaired clubs discounted at a weighted average cost of capital. Konami recorded a pre-tax impairment charge of ¥10,533 million in operating expenses in the accompanying consolidated statements of income for the year ended March 31, 2006. The impairment charges related to club locations with operating performance that deteriorated subsequent to the 2005 review or which had additions during the subsequent period that were found to be impaired. The impairment charges related primarily to the carrying values of buildings, leasehold improvements and other tangible club facility assets that will continue to be operated by Konami.

9. Goodwill and Identifiable Intangible Assets

Konami evaluates the recoverability of the carrying value of goodwill under SFAS No.142. Konami engages an independent appraiser to assist management in its determination of the fair values of its reporting units. In its determination of the fair values, the appraiser primarily utilizes a discounted cash flow analysis as well as other valuation approaches including the stock price and market capitalization of the acquired entity and asset and liability structure of the reporting units. Significant assumptions used in this analysis included 1) expected future revenue growth rates, profit margins and working capital levels of the reporting units, 2) a discount rate, and 3) a terminal value multiples. The revenue growth rates, profit margins and working capital levels of the reporting units are based on management’s expectation of future results. In evaluating the recoverability of other intangible assets which were allocated to the reporting units, Konami primarily utilizes a discounted cash flow analysis as well as other applicable valuation approaches, and if applicable, independent valuations.

However, in the fourth quarter of the fiscal year ended March 31, 2006, Konami determined that the fair value of indefinite lived assets related to trademarks and franchise contracts recognized in the Health & Fitness reporting unit was lower than their carrying value as a result of review based on the independent valuations. Accordingly, an aggregate non-cash impairment charge of ¥9,180 million was recorded in operating expenses in the accompanying consolidated statements of income for the year ended March 31, 2006. The impairment charge consisted of ¥3,478 million for trademarks and ¥5,702 million for franchise contracts. These impairment losses were attributed to the reporting unit’s failure to meet previous growth expectations and the cancellation of certain franchise contracts during fiscal 2006.

The changes in the carrying amount of goodwill by operating segment for the six months ended September 30, 2005 are as follows:

	Millions of Yen
	Digital Entertainment	Health & Fitness	Gaming & System	Total
Balance at March 31, 2005	¥339	¥385	¥125	¥849
Additional acquisitions during the period	14,622	—	—	14,622

Balance at September 30, 2005	¥14,961	¥385	¥125	¥15,471

The Company merged with Konami STUDIO, Konami TYO, Konami JPN and Konami Träumer, Inc., during the six months ended September 30, 2005. Also, the Company acquired additional newly issued shares of Hudson, previously an equity method affiliate, and Hudson became a 53.99% owned consolidated subsidiary of the Company.

The changes in the carrying amount of goodwill by operating segment for the six months ended September 30, 2006 are as follows:

	Millions of Yen
	Digital Entertainment	Health & Fitness	Gaming & System	Total
Balance at March 31, 2006	¥14,996	¥6,981	¥125	¥22,102
Additional acquisitions during the period	548	533	—	1,081
Adjustment for previously unrecognized tax benefits	(70)	(151)	—	(221)

Balance at September 30, 2006	¥15,474	¥7,363	¥125	¥22,962

The Company acquired all outstanding shares of Combi Wellness, which made Combi Wellness a consolidated subsidiary of the Company in our Health & Fitness segment. Also, our consolidated subsidiary KDE-US, in our Digital Entertainment segment, entered into an asset purchase agreement with Blue Label and acquired primary assets.

The changes in the carrying amount of goodwill by operating segment for the year ended March 31, 2006 are as follows:

	Millions of Yen
	Digital Entertainment	Health & Fitness	Gaming & System	Total
Balance at March 31, 2005	¥339	¥385	¥125	¥849
Additional acquisitions during the period	14,657	6,596	—	21,253

Balance at March 31, 2006	¥14,996	¥6,981	¥125	¥22,102

The Company merged with Konami STUDIO, Konami TYO, Konami JPN and Konami Träumer, Inc., during the six months ended September 30, 2005. Also, the Company acquired additional newly issued shares of Hudson, previously an equity method affiliate, and Hudson became a 53.99% owned consolidated subsidiary of the Company in our Digital Entertainment segment. In our Health & Fitness segment, Konami Sports Life Corporation merged with Konami Sports Corporation and the merged entity became a wholly owned subsidiary of the Company by executing a share exchange.

Identifiable intangible assets at September 30, 2005 and 2006 and March 31, 2006 primarily representing intangible assets acquired in connection with acquisitions of subsidiaries consisted of the following:

	Millions of Yen
	September 30, 2005	September 30, 2006	March 31, 2006
Identifiable intangible assets subject to amortization:
Existing technology	679	¥513	¥705
Franchise and other contracts	—	2,202	2,202
Membership lists	—	727	727

Total	679	3,442	3,634
Less-Accumulated amortization	(566)	(347)	(701)

Net amortized identifiable intangible assets	113	3,095	2,933
Identifiable intangible assets with an indefinite life:
Trademarks	38,818	35,340	35,340
Franchise contracts	6,703	—	—
Gaming licenses	310	317	302

Total unamortized identifiable intangible assets	45,831	35,657	35,642

Total identifiable intangible assets	¥45,944	¥38,752	¥38,575

Intangible assets determined to have an indefinite useful life have been reassessed periodically based on the factors prescribed in SFAS No. 142 including, but not limited to, the expected use of the asset by the Company, legal or contractual provisions that may affect the useful life or renewal or extension of the asset’s contractual life without substantial cost, and the effects of demand, competition and other economic factors. As a result of reassessment in 2006, intangible assets related to franchise contracts which were previously determined to have an indefinite life have been determined to have a finite life of 14 years. After 2006 reassessment, intangible assets with an indefinite life included trademarks and gaming licenses.

Intangible assets related to existing technology, customer relationships, membership lists and franchise and other contracts have been amortized over their estimated useful lives of 2 to 15 years.

The aggregate amortization expense for identifiable intangible assets for the six months ended September 30, 2005 and 2006 and the year ended March 31, 2006 was ¥66 million, ¥349 million and ¥179 million, respectively.

The estimated amortization expense for the following years is as follows:

Millions of Yen
Year ending March 31,
2007 (second half year)	346
2008	662
2009	328
2010	200
2011	158

10. Severance and Retirement Plans

The Company and its domestic subsidiaries have defined benefit severance and retirement plans covering their employees. The plans provide, under most circumstances, retirement benefits and lump-sum severance payments to the employees determined by reference to their rate of pay at the time of termination, years of service and certain other factors. All employees can make an election either to remain in the defined benefit plans or to withdraw from the plans and enroll under such system as receiving all compensation currently during their employment. For those who, under the fixed annual compensation system, separate severance and retirement benefits are to be eliminated upon their termination or retirement.

Net periodic cost of the Company and its domestic subsidiaries’ plans accounted for in accordance with SFAS No. 87 for the six months ended September 30, 2005 and 2006 and the year ended March 31, 2006 included the following components:

	Millions of Yen
	Six months ended September 30, 2005	Six months ended September 30, 2006	Year ended March 31, 2006
Service cost – benefits earned during the period	¥117	¥117	¥236
Interest cost on projected benefit obligation	18	11	24
Expected return on plan assets	(20)	(22)	(41)
Recognized actuarial (gain) loss	(31)	(25)	(68)
Amortization of prior service cost	(7)	(7)	(1)

Net periodic cost	¥77	¥74	¥150

11. Stock-based Compensation Plan

The Company and its domestic consolidated subsidiaries maintained certain stock-based compensation plans for grant of stock subscription rights to their directors and employees. Under these plans, the number of ordinary shares issuable will be adjusted for stock splits, reverse stock splits and certain other recapitalizations.

In the year ended March 31, 2006, the exercise price and the number of shares issuable under the KSP’s plan originally established in 2004 were adjusted so that the shares were issuable in the Company’s common shares, in connection with the stock exchange between KSP and the Company as described in Note 4. The subject shares of the adjusted stock acquisition rights became the Company’s shares.

Konami’s stock option awards generally vest based on 2 to 4 years of continuous service and have 5 year contractual terms. These awards gradually vest through the period of service rendered and therefore compensation cost is recognized over the period, in which employees are required to provide service.

Previously, Konami elected to account for compensation cost under APB Opinion No.25, and FIN No.44. Konami has adopted SFAS No.123R beginning from the interim period, six months ended September 30, 2006. The compensation cost recognized for the six months ended September 30, 2005, 2006 and for the year ended March 31, 2006 are ¥59 million, ¥154 million and ¥97 million, respectively.

The fair value of the stock acquisition rights granted under the plan shown above, are estimated on the date of grant using the Black-Scholes option pricing model with assumptions shown below. Expected volatilities are based on implied volatilities and historical volatility of Konami’s stock. The expected term is determined by analysis of historical exercise behavior. The risk-free rate for periods within the contractual life of the option is based on Japanese government bond yields in effect at the time of grant. Also, expected dividends are derived from dividends disclosed by Konami.

	Six months ended September 30, 2005	Six months ended September 30, 2006	Year ended March 31, 2006
Risk-free interest rate	0.02% - 0.16%	—	0.02% - 0.16%
Expected term (in years)	0.82 - 2.48	—	0.82 - 2.48
Expected dividends	2.23%	—	2.23%
Expected volatility	21.65% - 38.10%	—	21.65% - 38.10%

The following summarizes Konami’s stock option and changes during the six months ended September 30, 2006.

Options	Shares	Weighted-Average Exercise Price (in yen)	Weighted- Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in millions of yen)
Outstanding at March 31, 2006	2,845,680	3,293	—	—
Granted	—	—	—	—
Exercised	(82,700)	1,807	—	—
Forfeited or expired	(66,740)	3,119	—	—
Outstanding at September 30, 2006	2,696,240	3,343	1.47	50
Exercisable at September 30, 2006	1,941,675	3,477	0.93	30

The weighted-average fair value of options granted for the six months ended September 30, 2005 and for the year ended March 31, 2006 were ¥489 each. There were no stock options newly granted for the six months ended September 30, 2006.

Aggregate intrinsic value of options exercised were ¥51 million and ¥8 million, for the six months ended September 30, 2006 and for the year ended March 31, 2006, respectively. There were no options exercised for the six months ended September 30, 2005.

The following summarizes Konami’s nonvested shares and changes during the six months ended September 30, 2006.

Nonvested Shares	Shares	Weighted-Average Grant-Date Fair Value
Nonvested at March 31, 2006	1,733,243	853
Granted	—	—
Vested	941,164	976
Forfeited	37,514	745
Nonvested at September 30, 2006	754,565	712

Aggregate unrecognized compensation cost relating to nonvested compensation arrangements granted under the above employee stock option plan was ¥186 million at September 30, 2006. The cost is expected to be recognized over the weighted-average period of 1.19 years. Aggregate fair value of shares vested for the six months ended September 30, 2005 and 2006, and for the year ended March 31, 2006 are ¥703 million, ¥919 million and ¥703 million, respectively.

Cash received from the exercise of stock options were ¥149 million and ¥21 million for the six months ended September 30, 2006 and for the year ended March 31, 2006, respectively. There were no options exercised for the six months ended September 30, 2005.

Konami has a policy for issuing its treasury stock to satisfy option exercises.

12. Comprehensive Income

Accumulated other comprehensive income at September 30, 2005 and 2006 and March 31, 2006 is as follows:

	Millions of Yen
	Six months ended September 30, 2005	Six months ended September 30, 2006	Year ended March 31, 2006
Foreign currency translation adjustments:
Balance, beginning of period	¥2,019	¥3,907	¥2,019
Aggregate adjustment for the year resulting from translation of foreign currency financial statements	759	483	1,888

Balance, end of period	¥2,778	¥4,390	¥3,907

Net unrealized gains (losses) on available-for-sale securities:
Balance, beginning of period	¥198	¥66	¥198
Net change	(156)	(25)	(132)

Balance, end of period	¥42	¥41	¥66

Minimum pension liability adjustment:
Balance, beginning of period	¥—	¥(16)	¥—
Adjustments for the period	—	16	(16)

Balance, end of period	¥—	¥—	¥(16)

Total accumulated other comprehensive income:
Balance, beginning of period	¥2,217	¥3,957	¥2,217
Adjustments for the period	603	474	1,740

Balance, end of period	¥2,820	¥4,431	¥3,957

Tax effects allocated to each component of other comprehensive income and adjustments are as follows:

	Millions of Yen
	Pretax amount	Tax (expense) or benefit	Net of tax amount
Six months ended September 30, 2005
Foreign currency translation adjustments	¥759	¥—	¥759
Net unrealized gains (losses) on available-for-sale securities:
Unrealized gains (losses) arising during the period	24	(10)	14
Less: reclassification adjustment for (gains) or losses included in net income (loss)	(287)	117	(170)

Net unrealized gains (losses)	(263)	107	(156)

Minimum pension liability adjustment	—	—	—

Other comprehensive income	¥496	¥107	¥603

Six months ended September 30, 2006
Foreign currency translation adjustments	¥483	¥—	¥483
Net unrealized gains (losses) on available-for-sale securities:
Unrealized gains (losses) arising during the period	(41)	16	(25)
Less: reclassification adjustment for (gains) or losses included in net income (loss)	0	0	0

Net unrealized gains (losses)	(41)	16	(25)

Minimum pension liability adjustment	16	—	16

Other comprehensive income	¥458	¥16	¥474

Year ended March 31, 2006
Foreign currency translation adjustments	¥1,915	¥(27)	¥1,888
Net unrealized gains (losses) on available-for-sale securities:
Unrealized gains (losses) arising during the year	(518)	189	(329)
Less: reclassification adjustment for (gains) or losses included in net income (loss)	334	(137)	197

Net unrealized gains (losses)	(184)	52	(132)

Minimum pension liability adjustment	(16)	—	(16)

Other comprehensive income	¥1,715	¥25	¥1,740

13. Derivative Financial Instruments

Konami uses foreign exchange forward contracts with terms ranging from 3 to 6 months to reduce its exposure to short-term movements in the exchange rates applicable to firm funding commitments denominated in currencies other than Japanese yen. The aggregate notional amounts of derivative financial instruments outstanding at September 30, 2005 and 2006 and March 31, 2006 were as follows:

	Millions of Yen
	September 30, 2005	September 30, 2006	March 31, 2006
Forward exchange contracts to sell foreign currencies:
Contract amount	¥3,806	¥1,794	¥3,757

Konami does not designate the forward exchange contracts as hedges. Accordingly the foreign currency losses of ¥(52) million, ¥(17) million and ¥(18) million arising from these forward exchange contracts at September 30, 2005 and 2006 and March 31, 2006 were included in earnings under the caption Other, net in the accompanying consolidated statements of income, respectively. Foreign exchange net gains (losses), including those on these forward exchange contracts, for the six months ended September 30, 2005 and 2006 and the year ended March 31, 2006 were ¥80 million, ¥40 million and ¥(455) million, respectively.

Effects of exchange rate changes subsequent to September 30, 2006 on fair value of those forward exchange contracts have not been significant as of the reporting date.

14. Fair Value of Financial Instruments

(a) Cash and cash equivalents, Trade notes and accounts receivable, Trade notes and accounts payable, Accrued expenses, and Short term borrowings

The carrying amount approximates fair value because of the short maturity of these instruments.

(b) Investments in marketable securities

The fair values of Konami’s investments in marketable securities are based on quoted market prices.

(c) Investments in non-marketable securities

For investments in non-marketable securities for which there are no quoted market prices, a reasonable estimate of fair value could not be made without incurring excessive costs. It was not practicable to estimate the fair value of common stock representing certain untraded companies. These investments are carried at cost.

(d) Long-term debt

The fair values of Konami’s long-term debt instruments are based on the quoted price in the most active market or the present value of future cash flows associated with each instrument discounted using the Company’s current borrowing rate for similar debt instruments of comparable maturity.

(e) Derivative financial instruments

The fair values of derivative financial instruments, consisting principally of foreign exchange forward contracts, all of which are used for purposes other than trading, are estimated by obtaining quotes from brokers.

The estimated fair values of Konami’s financial instruments at September 30, 2005 and 2006 and March 31, 2006 are as follows:

	Millions of Yen
	September 30, 2005		September 30, 2006		March 31, 2006
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Nonderivatives:
Investment in marketable securities	¥185	¥185	¥531	¥531	¥572	¥572
Long-term debt, including current installments	(49,451)	(48,892)	(32,278)	(31,589)	(48,975)	(47,967)
Derivatives:
Foreign exchange forward contracts:
Assets	—	—	—	—	3	3
Liabilities	(52)	(52)	(17)	(17)	(21)	(21)

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

15. Supplemental Disclosures to Consolidated Statements of Cash Flows

	Millions of Yen
	Six months ended September 30, 2005	Six months ended September 30, 2006	Year ended March 31, 2006
Cash paid during the period for:
Interest	¥531	¥554	¥1,137
Income taxes	11,550	9,024	15,581
Cash acquisitions of new subsidiaries:
Fair value of assets acquired	6,180	728	6,180
Liabilities assumed	(7,905)	(1,034)	(7,955)
Goodwill	1,240	533	1,266
Minority interest	(948)	—	(924)
Cash paid, net of cash acquired	(1,433)	227	(1,433)
Property acquired under capital leases during the period	4,409	2,421	9,079

16. Segment Information

Under SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” operating segments are defined as components of an enterprise about which separate financial information is available that is regularly evaluated by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The operating segments are managed separately as each segment represents a strategic business unit that offers different products and serves different markets.

Konami operates on a worldwide basis principally with the following three segments:

1. Digital Entertainment segment	Production and sales of digital contents for Computer & Video Games, Toy & Hobby, Amusement, Online, Multimedia and other related products.

2. Health & Fitness segment	Management of fitness centers and production, manufacture and sale of health-related products.

3. Gaming & System segment	Production, manufacture and sale of gaming machines for casinos

Notes:

1.	“Other” consists of segments which do not meet the quantitative criteria for separate presentation under SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information.”

2.	“Corporate” primarily consists of administrative expenses of the Company.

3.	“Eliminations” primarily consist of eliminations of intercompany sales and of intercompany profits on inventories.

4.	Gaming Segment was renamed to Gaming & System Segment on October 1, 2005.

The following table summarizes revenue, operating income (loss) by operating segment which are the primary measures used by Konami’s chief operating decision maker to measure Konami’s operating results and to measure segment profitability and performance. This information is derived from Konami’s management reports which have been prepared based on accounting principles generally accepted in the United States of America.

a. Operations in Different Industries

Six months ended September 30, 2005	Digital Entertainment	Health & Fitness	Gaming & System	Other, Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥65,864	¥40,553	¥4,727	¥726	¥111,870
Intersegment	807	56	—	(863)	—

Total	66,671	40,609	4,727	(137)	111,870
Operating expenses	53,623	39,928	4,724	6,133	104,408

Operating income (loss)	¥13,048	¥681	¥3	¥(6,270)	¥7,462

Six months ended September 30, 2006	Digital Entertainment	Health & Fitness	Gaming & System	Other, Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥62,834	¥44,391	¥7,718	¥4,656	¥119,599
Intersegment	706	54	—	(760)	—

Total	63,540	44,445	7,718	3,896	119,599
Operating expenses	52,154	41,073	6,714	9,543	109,484

Operating income (loss)	¥11,386	¥3,372	¥1,004	¥(5,647)	¥10,115

Year ended March 31, 2006	Digital Entertainment	Health & Fitness	Gaming & System	Other, Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥163,624	¥81,117	¥10,621	¥6,775	¥262,137
Intersegment	1,652	92	2	(1,746)	—

Total	165,276	81,209	10,623	5,029	262,137
Operating expenses	131,426	98,268	10,563	19,399	259,656

Operating income (loss)	¥33,850	¥(17,059)	¥60	¥(14,370)	¥2,481

Intersegment revenues primarily consists of Sales of hardware products and parts from Digital Entertainment to Health & Fitness.

As discussed in Note 8 and 9, impairment charges of ¥10,533 million for long-lived assets and ¥9,180 million for identifiable intangible assets were included in the operating expenses of the Health & Fitness segment for the year ended March 31, 2006.

b. Operations in Geographic Areas

Six months ended September 30, 2005	Japan	United States	Europe	Asia/Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥90,332	¥12,358	¥5,120	¥4,060	¥111,870	—	¥111,870
Intersegment	11,396	881	22	64	12,363	¥(12,363)	—

Total	101,728	13,239	5,142	4,124	124,233	(12,363)	111,870
Operating expenses	93,063	13,557	6,923	3,268	116,811	(12,403)	104,408

Operating income (loss)	¥8,665	¥(318)	¥(1,781)	¥856	¥7,422	¥40	¥7,462

Six months ended September 30, 2006	Japan	United States	Europe	Asia/Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥99,201	¥11,792	¥5,117	¥3,489	¥119,599	—	¥119,599
Intersegment	7,450	539	237	177	8,403	¥(8,403)	—

Total	106,651	12,331	5,354	3,666	128,002	(8,403)	119,599
Operating expenses	95,233	13,324	6,707	3,371	118,635	(9,151)	109,484

Operating income (loss)	¥11,418	¥(993)	¥(1,353)	¥295	¥9,367	¥748	¥10,115

Year ended March 31, 2006	Japan	United States	Europe	Asia/Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥193,108	¥33,797	¥27,387	¥7,845	¥262,137	—	¥262,137
Intersegment	31,488	1,545	902	361	34,296	¥(34,296)	—

Total	224,596	35,342	28,289	8,206	296,433	(34,296)	262,137
Operating expenses	222,559	37,688	27,181	6,895	294,323	(34,667)	259,656

Operating income (loss)	¥2,037	¥(2,346)	¥1,108	¥1,311	¥2,110	¥371	¥2,481

For the purpose of presenting its operations in geographic areas above, Konami attributes revenues from external customers to individual countries in each area based on where products are sold and services are provided.

As discussed in Note 8 and 9, impairment charges of ¥10,533 million for long-lived assets and ¥9,180 million for identifiable intangible assets were included in the operating expenses of Japan for the year ended March 31, 2006.

17. Commitments and Contingencies

Konami is subject to pending claims and litigation. Management, after review and consultation with counsel, considers that any liability from the disposition of such lawsuits would not have a material adverse effect on the consolidated financial condition and results of operations of Konami.

Konami has placed firm orders for purchases of property, plant and equipment and other assets amounting to approximately ¥5,521 million as of September 30, 2006.

18. Subsequent Events

For Six months ended September 30, 2005

The Company, Konami Sports Life Corporation (hereafter referred as “Konami Sports Life”) and Konami Sports Corporation (hereafter referred as “Konami Sports”) resolved at their respective Boards of Directors’ meeting held on November 7, 2005, to merger Konami Sports Life into Konami Sports, to effect a share exchange between the new Konami Sports and the Company and to shift to a holding company structure by separating its digital entertainment business, and have executed a basic agreement among the three companies as parties thereto.

The above transactions are subject to the approval of the respective proposals in extraordinary shareholders’ meetings which will be held on January 26, 2006.

Konami Sports Life and Konami Sports merged on February 28, 2006, with Konami Sports as the surviving company (hereafter referred as “this merger”). With this merger, Konami Sports allotted 3.99 shares per each share of Konami Sports Life, to the Company which is a shareholder of Konami Sports Life. Thus, Konami Sports allotted 15,760,500 shares of its common stock held as treasury stock to the Company.

The Company and Konami Sports executed a share exchange on March 1, 2006, which made the Company the sole parent company and Konami Sports the wholly owned subsidiary with completion of the merger between Konami Sports Life and Konami Sports (hereafter referred as “this share exchange”), as a condition. With this share exchange, the Company allotted 0.79 shares per each share of Konami Sports. The Company allotted a total of 9,898,911 shares of its common stock to the minority share holders, including 4,024,078 shares newly issued and 5,874,833 shares held as treasury stocks.

The Company executed a company separation on March 31, 2006, with the Company as the separating company and a newly established Konami Digital Entertainment as the succeeding company, for the purpose of improving management transparency, creating a speedy and flexible management structure and creating a complete profit responsibility structure.

For the six months ended September 30, 2006

None

For the fiscal year ended March 31, 2006

None